SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________

SCHEDULE 13D/A19

(Amendment No. 19)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,921,726
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,921,726
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,921,726
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 28,071,096
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 28,071,096
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,071,096
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below), 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below) and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sinaf S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,149,370
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,149,370
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,149,370
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below), 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below) and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Taufin International S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,348,878
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,348,878
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,348,878
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,921,726
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,921,726
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,921,726
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,921,726
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,921,726
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,921,726
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,921,726
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,921,726
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,921,726
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 13,921,726
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 13,921,726
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,921,726
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% (based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note (as defined below) and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 19 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Sinaf S.A., a Luxembourg corporation (“Sinaf”), Taufin International S.A., a Luxembourg corporation (“Taufin”), Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Sinaf, Taufin, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008, Amendment No. 12 filed with the SEC on December 19, 2008, Amendment No. 13 filed with the SEC on April 13, 2009, Amendment No. 14 filed with the SEC on October 19, 2009, Amendment No. 15 filed with the SEC on July 9, 2010, Amendment No. 16 filed with the SEC on January 14, 2011, Amendment No. 17 filed with the SEC on October 25, 2012 (the “Schedule 13D”), and Amendment No. 18 filed with the SEC on September 24, 2013, with respect to the Common Stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

This Amendment No. 19 is being filed to reflect: (i) the conversion of the 2012 Convertible Note (as defined below) and accrued interest into 1,671,296 shares of Common Stock; (ii) the exercise of the October 2012 Warrant (as defined below) for 266,667 shares of Common Stock; (iii) that Defiante Farmacêutica S.A., a Portuguese corporation (“Defiante”), is no longer a Reporting Party, as it was merged with and into Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. (“STIFR”), an Italian corporation, on December 5, 2013; (iv) the transfer of the shares of Common Stock previously held by Defiante to Essetifin in March 2015, pursuant to a dividend by STIFR; and (v) the ownership interests in the shares of Common Stock held by Essetifin of each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Essetifin, Sinaf, Taufin, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta. Paolo Cavazza directly and indirectly owns 40% of Essetifin. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, directly and indirectly, owns 15% of Essetifin. Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”), which is owned indirectly by Paolo Cavazza and members of his family. Taufin is a direct wholly-owned subsidiary of Taufin SPA, which is owned directly by the estate of Claudio Cavazza.

The business address of Essetifin is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Essetifin is an investment holding company with recognized experience in the rare diseases sector.

The business address of Sinaf is 26, Boulevard Royal, L-2449 Luxembourg. Sinaf is a company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The business address of Taufin is 11-13 Boulevard de la Foire, L-1528 Luxembourg. Taufin is a company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

Defiante is no longer a Reporting Party. Essetifin directly owns the shares of Common Stock previously owned by Defiante, pursuant to a March 2015 dividend from STIFR to Essetifin.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, controlling Essetifin, Sinaf and Taufin are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The October 2009 Warrant expired, unexercised, on September 30, 2014.

On October 3, 2014, the terms of the 2012 Convertible Note were amended to extend the maturity date rather than pay out the principal and interest. The Note had an initial maturity date of October 19, 2014, which maturity date was extended three years, to October 19, 2017.

The May 2010 Warrants expired, unexercised, on May 21, 2015.

The January 7, 2011 Warrants expired, unexercised, on January 7, 2016.

Defiante was merged with and into STIFR on December 5, 2013. Ownership of the shares previously held by Defiante transferred to Essetifin in March 2015, pursuant to a dividend by STIFR. No additional consideration was provided.

On October 13, 2017, Sinaf elected to convert the 2012 Convertible Note, at a conversion price of $0.15 per share of Common Stock, resulting in the issuance by the Issuer of 1,671,296 shares of Common Stock to Sinaf, based the $200,000 aggregate principal amount of the 2012 Convertible Note, plus accrued interest of $50,694.44. Also on October 13, 2017, Sinaf exercised the October 2012 Warrant to purchase 266,667 shares of Common Stock at an exercise price of $0.15 per share of Common Stock, for an aggregate exercise price of $40,000.

Item 4.	Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Sinaf elected to convert the 2012 Convertible Note and October 2012 Warrant for no additional consideration. The purpose of the transactions was to acquire additional equity investment interests in the Issuer. The 2012 Convertible Note and the October 2012 Warrant were previously acquired in connection with transactions that were entered into to provide funds for the Issuer’s general corporate purposes.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       As of October 13, 2017, Essetifin is the beneficial owner of 13,921,726 shares of Common Stock representing 12.8% of the Issuer’s outstanding Common Stock, based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant.

Defiante was merged with and into STIFR on December 5, 2013. Ownership of the shares previously held by Defiante transferred to Essetifin in March 2015, pursuant to a dividend by STIFR.

As of October 13, 2017, Paolo Cavazza is the beneficial owner of 28,071,096 shares of Common Stock representing 25.2% of the Issuer’s outstanding Common Stock, based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note, 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note.

As of October 13, 2017, Sinaf is the beneficial owner of 14,149,370 shares of Common Stock representing 12.7% of the Issuer’s outstanding Common Stock, based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note, 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant and 2,500,000 shares issuable upon exercise of the 2013 Convertible Note.

As of October 13, 2017, Taufin is the beneficial owner of 6,348,878 shares of Common Stock representing 5.8% of the Issuer’s outstanding Common Stock, based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant.

As of October 13, 2017, each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta is the beneficial owner of 13,921,726 shares of Common Stock representing 12.8% of the Issuer’s outstanding Common Stock, based on 106,882,759 shares of Common Stock outstanding as of August 17, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on August 21, 2017, plus 1,671,296 shares issued upon the conversion of the 2012 Convertible Note and 266,667 shares of Common Stock issued upon the exercise of the October 2012 Warrant.

(b)       The number of shares of Common Stock as to which Essetifin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Essetifin shares the power to vote or direct the vote is 13,921,726. The number of shares of Common Stock as to which Essetifin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Essetifin shares the power to dispose or direct the disposition is 13,921,726.

Defiante was merged out of existence, and shares previously held by Defiante are now directly owned by Essetifin.

The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 28,071,096. The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 28,071,096.

The number of shares of Common Stock as to which Sinaf has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sinaf shares the power to vote or direct the vote is 14,149,370. The number of shares of Common Stock as to which Sinaf has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sinaf shares the power to dispose or direct the disposition is 14,149,370.

The number of shares of Common Stock as to which Taufin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sinaf shares the power to vote or direct the vote is 6,348,878. The number of shares of Common Stock as to which Sinaf has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sinaf shares the power to dispose or direct the disposition is 6,348,878.

The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to vote or direct the vote is 13,921,726. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to dispose or direct the disposition is 13,921,726.

(c)       See Items 3 and 4 above.

(d)       N/A.

(e)       N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D hereby restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.       Joint Filing Agreement.

2.       Power of Attorney (Paolo Cavazza).1

3.       Power of Attorney (Sinaf).2

4.       Power of Attorney (Taufin).

5.       Form of Securities Purchase Agreement dated as of September 30, 2009.3

6.       Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.4

7.       Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.5

8.       Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.6

9.       Form of October 2012 Securities Purchase Agreement.7

10.     Form of 2012 Convertible Note.8

11.     Form of October 2012 Warrant.9

12.     Form of September 2013 Securities Purchase Agreement.10

13.     Form of 2013 Convertible Note.11

14.     Form of First Amendment to Convertible Promissory Note.12

1 Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

2 Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

3 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

4 Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

5 Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

6 Incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

7 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

8 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

9 Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

10 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

11 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

12 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 9, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: October 17, 2017
ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: October 17, 2017
PAOLO CAVAZZA

	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Taufin International S.A. is true, complete and correct.

Date: October 17, 2017
TAUFIN INTERNATIONAL S.A.

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sinaf S.A. is true, complete and correct.

Date: October 17, 2017
SINAF S.A.

	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: October 17, 2017
ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: October 17, 2017
FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: October 17, 2017
SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: October 17, 2017
MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Essetifin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than E. Cavazza, S. Cavazza, F. Cavazza, M. Cavazza Preta, Martinetti and Tugnoli) of Essetifin S.p.A. are set forth below:

1.	(a) Mario Artali, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) President of Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.
2.	(a) Marino Zigrossi, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Mr. Mario Artali and Mr. Marino Zigrossi) of Essetifin S.p.A. are set forth below:

1.	(a) Enrico Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.
2.	(a) Silvia Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.
3.	(a) Francesca Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.
4.	(a) Martina Cavazza Preta, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

5.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

6.	(a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Essetifin S.p.A. (other than E. Cavazza, S. Cavazza, F. Cavazza and M. Cavazza Preta) are set forth below:

1.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland, (c) entrepreneur, Essetifin S.p.A. and Aptafin SpA, and (d) Italian. Paolo Cavazza, directly and indirectly, owns approximately 40% of Essetifin S.p.A.

SC A-1

Sinaf S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Sinaf S.A. are set forth below:

1.	(a) Giovanni Manzini, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) partner and director, WMM GROUP S.A. Lugano Switzerland, and (d) Swiss.

2.	(a) Schneider Carlo, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) independent administrator Tailor-Made S.A. Luxembourg, and (d) Luxembourger.

3.	(a) Bianchi Giorgio, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) employee, ESSEDI Partners Sarl Luxembourg, and (d) Italian.

SC A-2

Taufin International S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Taufin International S.A. are set forth below:

1.	(a) Robert-Jan Bertina, (b) 20 rue de la Poste, L-2346 Luxembourg, (c) Managing Director, Citco C& T (Luxembourg) S.A., and (d) Dutch.
2.	(a) Alex Schmitt, (b) 22-24 rives de Clausen, L-2165 Luxembourg, (c) Lawyer, Partner, Bonn & Schmitt Avocats, and (d) Luxembourger.
3.	(a) Fabio Spadoni, (b) 20 rue de la Poste, L-2346 Luxembourg, (c) Senior Account Manager, Citco C & T (Luxembourg) S.A., and (d) Italian.

SC A-3

EXHIBIT INDEX

1.       Joint Filing Agreement.

2.       Power of Attorney (Paolo Cavazza).13

3.       Power of Attorney (Sinaf).14

4.       Power of Attorney (Taufin).

5.       Form of Securities Purchase Agreement dated as of September 30, 2009.15

6.       Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.16

7.       Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.17

8.       Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.18

9.       Form of October 2012 Securities Purchase Agreement.19

10.     Form of 2012 Convertible Note.20

11.     Form of October 2012 Warrant.21

12.     Form of September 2013 Securities Purchase Agreement.22

13.     Form of 2013 Convertible Note.23

14.     Form of First Amendment to Convertible Promissory Note.24

13 Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

14 Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

15 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

16 Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

17 Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

18 Incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

19 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

20 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

21 Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

22 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

23 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

24 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 9, 2014.

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the amended and restated statement on Schedule 13D with respect to the Common Stock of RegeneRx Biopharmaceuticals, Inc. dated as of October 17, 2017, is, and any amendments thereto signed by such of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ESSETIFIN S.P.A.

Date: October 17, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Managing Director

PAOLO CAVAZZA

Date: October 17, 2017	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

TAUFIN INTERNATIONAL S.A.

Date: October 17, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

SINAF S.A.

Date: October 17, 2017	By:	/s/ Fabio Poma
	Name:	Fabio Poma
	Title:	Attorney-in-fact

ENRICO CAVAZZA

Date: October 17, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

FRANCESCA CAVAZZA
Date: October 17, 2017
	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

SILVIA CAVAZZA

Date: October 17, 2017	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

MARTINA CAVAZZA PRETA
Date: October 17, 2017
	By:	/s/ Marino Zigrossi
	Name:	Marino Zigrossi
	Title:	Attorney-in-fact

EXHIBIT 4

TAUFIN INTERNATIONAL S.A.

Société Anonyme

11-13 Boulevard de la Foire L-1528 Luxembourg

R.C.S Luxembourg : B 52.951

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint Marino Zigrossi, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates him to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 13th day of October 2017.

TAUFIN INTERNATIONAL S.A.

/s/ Fabio Spadoni	/s/ Robert-Jan Bertina
Name: Fabio SPADONI	Name: Robert-Jan BERTINA
Title: Director	Title: Director